YUKON-NEVADA GOLD CORP. ANNOUNCES NEW BOARD MEMBER AND RESIGNATION OF CHAIRMAN

Vancouver, BC – April 17, 2009 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) announces the appointment of Robert F. Baldock, CA(M), FCPA, FCMC to the Board of Directors and the resignation of E. Lynn Patterson as Chairman to the Board of Directors and as a Director of the Company.

Mr. Patterson has resigned due to health reasons and the Company would like to thank Mr. Patterson for his hard work and for his contribution to the growth of the Company. We wish him speedy recovery to full health and every success in his future endeavors. The Company is actively seeking a new Chairman and in the interim period Mr. Graham Dickson will act as Chairman as well as President and CEO.

Mr. Baldock is an experienced mining executive as well as being a qualified and experienced accountant with over 30 years of hands-on management of public and private corporations across a wide range of industries, focused on the mining industry.

Mr. Baldock is the former co-founder and Managing Director and subsequently Executive Chairman of Golconda Minerals N.L. Group of Mining Companies listed on the ASX, NASDAQ and Stuttgart Stock Exchanges. He was also President of a controlled subsidiary, Nevada Goldfields Corporation, listed on the TSX, Toronto, NASDAQ, USA and Stuttgart Stock Exchanges. Mr. Baldock's role with the Golconda Group also included the role of Managing Director of Duketon Exploration Limited, listed on the ASX. During Mr. Baldock's period of tenure he had the overall responsibility of raising the initial capital and using the raised capital and cash flow from the newly established gold operations to oversee the design, construction, commission and operation of six mineral processing plants and gold producing projects.

He was the founder of Monument Mining Limited a TSX-V listed near term gold producer presently building a new gold project in Malaysia expected to commence production in Q3 2009 and is a Director, President and CEO of that Company.

Yukon-Nevada Gold Corp. is a North American gold company in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jacqueline Wagenaar
Investor Relations Manager	Account Manager
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 289
Email: nicole@yngc.ca	Email: jacqueline@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.